NO ACT

NE
12-28-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013196

January 8, 2010

Eugene A. Friedman
Secretary
First Mariner Bancorp
1501 South Clinton Street
Baltimore, MD 21224

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-8-10

Re: First Mariner Bancorp
Incoming letter dated December 28, 2009

Dear Mr. Friedman:

This is in response to your letter dated December 28, 2009 and to your letters received on December 31, 2009 and January 6, 2010 concerning the shareholder proposal submitted to First Mariner by John F. Maas. We also have received a letter from the proponent dated December 30, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John F. Maas

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: First Mariner Bancorp
Incoming letter dated December 28, 2009

The proposal urges the board of directors to adopt a policy that the chairman of the board and the chief executive officer be two different individuals and the chairman an independent director elected by the directors.

There appears to be some basis for your view that First Mariner may exclude the proposal from the proxy materials for its upcoming special and annual meetings under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if First Mariner omits the proposal from its special meeting and annual meeting proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which First Mariner relies.

We note that First Mariner did not file its statement of objections to including the proposal in its special meeting proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials for the special meeting as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant First Mariner's request that the 80-day requirement be waived for the special meeting proxy materials.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Gene Friedman [GFRIEDMAN@1stmarinerbank.com]
Sent: Wednesday, January 06, 2010 3:58 PM
To: shareholderproposals
Cc: Maas, John
Subject: Sharholder Proposal
Attachments: Maas-Attachment to e-mail to SEC-1-6-2010.pdf

Mr. Belliston, as a follow up to our correspondence dated December 28, 2009, attached please find no-action correspondence re: Greyhound Lines, Inc. The Greyhound correspondence describes a situation substantially similar to our own with respect to exclusion of a shareholder proposal from both special and annual meeting proxy materials. In the attached December 28, 1998 letter from Greyhound's counsel addressed to the Commission, counsel requests an expedited review of the exclusion request and notes a willingness to bifurcate the no-action request to permit the Commission to defer its consideration of Greyhound's request to exclude the proposal from the annual meeting materials if the Commission agreed to exclude the proposal from the special meeting materials. The Commission's response in the Greyhound matter, by letter dated January 8, 1999, noted some basis for exclusion of the proposal from the special meeting proxy materials and further acknowledged that the Commission would address the Company's additional arguments regarding the exclusion of the proposal from the annual meeting proxy materials if the annual meeting were to be held. We appreciate your consideration of these materials in conjunction with our December 28, 2009 request. Please do not hesitate to call with any questions.

INQUIRY-1: JONES, DAY, REAVIS & POGUE

2300 TRAMMELL CROW CENTER

2001 ROSS AVENUE

DALLAS, TEXAS 75201

TELEPHONE: 214-220-3939
FACSIMILE: 214-969-5100

December 28, 1998

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Greyhound Lines, Inc.**

Ladies and Gentlemen:

At the request of Carolyn Sherman **[*3]** in the Office of the Chief Counsel and on behalf of our client, Greyhound Lines, Inc., attached is a revised **proposal** ("Revised **Proposal**") that was received from Mr. John Chevedden on behalf of Mr. Lee Greenwood (the "Proponent").

Greyhound responded to the Proponent's original **proposal (the "Proposal")** by a letter dated December 11, 1998, which was filed with the Commission on December 14, 1998.

The Revised **Proposal** is substantially similar to the **Proposal.** Greyhound continues to believe that the Revised **Proposal** may be properly omitted from Greyhound's proxy materials for both its **special meeting** and its next annual meeting for the reasons set forth in our December 11th letter, except that we withdraw our request to omit the Revised **Proposal** under Rule 14a-8(d) regarding the length of the **proposal.**

As I discussed with Ms. Sherman, Greyhound is presently in the process of responding to the Staff's comments to the proxy materials for its **special meeting** to he held in connection with its proposed merger with Laidlaw Inc. As such, we would appreciate if the Staff would consider expedited review of Greyhound's request to **exclude the Proposal** from the proxy materials relating to the **special [*4] meeting.** In that regard, should the Staff concur with our view that the **Proposal** may be **excluded** from the proxy materials relating to the **special meeting** under Rule **14a-8(e)**(3), we would agree to bifurcate this request and permit the Staff to defer consideration of Greyhound's request to **exclude** the Revised **Proposal** from the proxy materials relating to the annual meeting for the reasons set forth in our December 11th letter.

Please contact the undersigned at 214-220-3939 with any questions that you may have regarding the foregoing.

Very truly yours,

James E. O'Bannon

INQUIRY-2: JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

PH & FX
*** FISMA & OMB Memorandum M-07-16 ***

FX: *** FISMA & OMB Memorandum M-07-16 ***

December 28, 1998
Via Facsimile

Office of Chief Counsel
Mail Stop 3-11
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Greyhound Lines, Inc.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 8, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Greyhound Lines, Inc.
Incoming letter dated December 11, 1998

The **proposal** requests that the entire board of directors be elected each year.

There appears to be some basis for your view that Greyhound may **exclude the proposal** from its proxy materials for its **special meeting** under rule **14a-8(e)**(3). In this regard, it appears that Greyhound did not receive the **proposal** until it was in the final stages preparatory to commencing its proxy solicitation, with the result that there is not a **reasonable time** for Greyhound to consider the **proposal** without causing an excessive delay in the distribution of its **special meeting** proxy materials to stockholders. Under the circumstances, we will not recommend enforcement action to the Commission if Greyhound omits the **proposal from its special meeting** proxy materials in reliance on rule **14a-8(e)** (3). In reaching this position, we have not found it necessary to address the alternative bases for omission from the **special meeting** proxy materials upon which Greyhound relies. **[*2]**

We note further that Greyhound has made additional arguments regarding the **exclusion of this proposal** which may become applicable if the merger that is the subject of the **special meeting** is not consummated. We have not addressed those arguments at this time. If the merger is not approved and Greyhound holds an annual meeting in 1999 we will address those issues in a subsequent letter.

We note that Greyhound did not file its statement of objections to including the **proposal** in its **special meeting** proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials for its **special meeting** as required by rule **14a-8(j)**(1). Noting the circumstances of the delay, we waive the 80-day requirement for the **special meeting** proxy materials.

Sincerely,

Carolyn Sherman
Special Counsel

From: Gene Friedman [GFRIEDMAN@1stmarinerbank.com]
Sent: Thursday, December 31, 2009 2:20 PM
To: shareholderproposals
Cc: 'Olifer, Ed'
Subject: FW: Upcoming Shareholder special meeting

TO: Greg Dundas

FROM: Gene Friedman

As requested I am sending the e-mail received from Mr. Maas seeking to have his proposal added to the agenda at the special shareholder meeting.

Eugene A. Friedman
Corporate Counsel and Secretary
First Mariner Bancorp
1501 South Clinton Street, 16th Floor
Baltimore, MD 21224
(410) 558-4169
Fax (410) 342-4127
gfriedman@1stmarinerbank.com

From: John Maas [mailto:John.Maas@jwu.edu]
Sent: Wednesday, December 23, 2009 10:22 AM
To: Gene Friedman
Subject: Upcoming Shareholder special meeting

Gene, please inform the Board of Directors that I would like the proposal which I have submitted to also be added to the items of business at the special meeting.

Thanks

John F. Maas CEPC, CCE
Instructor
College of Culinary Arts
Johnson & Wales University Charlotte
980-598-1475 phone
980-598-1435
John.Maas@jwu.edu
www.jwu.edu/charlotte

John F. Maas

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED

2010 JAN -4 PM 1:42

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 30, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549-3010

RE: Letter Dated December 28, 2009 from 1st Mariner Bancorp.

Ladies and Gentlemen

This is in response to the letter referenced above in which First Mariner Bancorp (the Company) seeks to omit the Shareholder Proposal which I submitted from both the upcoming Special Meeting as well as the 2010 Annual Meeting. In the letter the Bank offered several reasons as to why the proposal should be omitted.

This proposal is essentially the same as has been submitted in the past and which has been approved by the SEC. In addressing several of the issues raised by the Company please note the following:

- The proposal was submitted well within the time limit set by the Company in last year's proxy. The Company acknowledges that fact in the opening paragraph.
- When I submitted the proposal in November 2009, I had no knowledge of nor had the Company disclosed any information about a Special Meeting. I submitted the proposal for inclusion in the proxy for the 2010 annual meeting and as soon as I heard of the Special meeting requested that it be included in that proxy material.
- With regard to the inclusion in the proxy for the Annual Meeting, I believed that the Company has failed to follow the procedures as stated in the rules for shareholders proposals as they did not respond within 14 days. The relevant provision is as follows.

> Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. **Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural** or eligibility deficiencies, as well as of the time frame for your response.

- Regarding the timeliness of inclusion in the upcoming Special Meeting proxy, the Company's argument makes no sense. They have not even determined the date of the Special Meeting. In the filing dated December 22, the date for the meeting is blank. The day after that filing, I submitted my request that the proposal also be included in the Special Meeting proxy. I would say that is very timely on my part. It is one day after the Company submitted a filing which did not even have the date of the meeting.
- The Company makes several other arguments which the SEC has determined in the past to be without merit.
- The Company's claim that the third sentence of the supporting statement is misleading is also without merit. Similar information appeared in the proxy at the 2009 Annual Meeting. The Company did not object at that time and in fact the Company was provided with the calculations and the source. The information comes from the Proxy and the 10K. It should be noted that the amount reflected in the proposal of $21,959,494 is a typographical error and should be $21,950,494. A table of the calculation is attached. The fact that the information is spread throughout various filings demonstrates how the Company has made it difficult for shareholders to get an accurate picture. They have admitted as much in their letter.
- The Company also seeks to have the proposal deleted because it fails to state that some of the statements are my opinion. That statement is false because the proposal does in fact state that the statements to which to Company objects is my opinion. The supporting statement clearly states "In my opinion".
- The Company's letter contains many allegations and false and misleading statements regarding previous proposals which I have submitted among them the allegation that the I have disregarded the SEC's Instructions. The fact of the matter is that I have always complied with the SEC's instruction and when required made modifications to previous proposals. The fact is that the SEC has not required any changes in the proposal as it is similar to ones that have been approved at other companies.
- The Company would also have you believe that my proposal represents a personal attack on Mr. Hale and not in the best interest of the Shareholders. I would suggest that the SEC look at the results of the proposal in prior years. In May 2009 it received approval of 33.7% of the votes cast. In 2008 it was 42%. When you eliminate the insiders, you will see that a majority of the non-insider shareholders were in favor of the proposal.
- I have attached some of the questions I have submitted to the Company so that you might judge for yourself if they represent a personal. The fact is over the years I have tried to point out that the Company is not following sound practices. Its current state clearly indicates that I have been right. Over the years the Company has made various disclosures which have raised more questions than they have answered. The Company in its letter would have you believe that I was seeking some sort of inside information when in fact; I have been trying to get clarification for information which they have made public. I have attached to this letter a detailed analysis of public statements made by Mr. Hale along with various disclosures made in regulatory filings concerning the issue of Alt A

loans. As you will see as a shareholder, it appears that the Company has been less than forthcoming in its disclosures.

- On page 12 of the letter, the Company makes some rather illogical statements. The shareholder proposals that I have submitted over the years have all focused on the separation of the position of CEO and Chairman. In no way do they attack Mr. Hale because the fact remains he would still be on the board and in one of the positions. The proposal seeks to implement sound governance practices. Further, the Company is misleading the SEC by citing a statistic regarding the price of the stock. The Company fails to tell you that the stock has fallen to a price where it is in a position of facing delisting.
- The Company also states that the supporting statement contains irrelevant statements that are personal attacks on Mr. Hale. I find it very difficult to understand this when you consider that the Company is a BANK. It is very relevant how the person who is Chairman and CEO is managing his own loans especially when they are in default and one of them pertains to the building in which the Company has its headquarters. This is indicative of a person's expertise. I would like to point out that given the economic climate over the past few years, when it comes to Banks, the Government and various regulators are very concerned about the expertise of management and Directors. The recent reconstitution of Bank of America's board is an example of this.
- What is most interesting is that the Company does not seem to object to the portion of the supporting statement regarding the default of the loan from the Company to Mr. Hale's son. To the best of my knowledge, this loan was never disclosed in any of the Company's regulatory fillings as a related party transaction. It lends further support that there needs to be more oversight.
- The list of various contacts which while characterized as being a nuisance clearly demonstrate that very early on my concerns about the Company were valid and in fact the current situation in which the Company finds itself proves that my concerns were and are legitimate. I also would respectfully request that the SEC examine the various documents which the Company refers to on pages 11 and 12. I believe that if you examine the documents, you will find that the Company has provided a characterization which is not justified.
- Repeatedly throughout statements made by the Company on pages 11 and 12, the Company uses inflammatory words to characterize simple questions as some sort of vicious attacks. For example, when asked why the auditors were replaced, the Company calls that question an "attack". It is merely a very logical question especially when you consider that the change was from a highly respected National accounting firm to a local firm. **It is also interesting that up until that point the Company placed the ratification of the auditors in the proxy as a item for shareholder vote just as most companies do**. Once the change was made it has never been put up to a vote. What is most interesting is that the Company never answered the question. The Company also tries to paint a picture of constant harassment by using the word "numerous." This is far from reality.
- The Company seems try and further paint a distorted picture with a "litany of alleged attacks, if you look at the statements closely you will find that most of the allegations are focused on events 9 years ago. In reality, the questions raised at

that time have proven to be very prescient as the Company's current position is a result of the very issues raised at that time.

Based on the above, I would respectfully request that the Commission deny the request that the proposal be excluding from the proxy for the Annual Meeting which is scheduled to be held in May 2010 as well as the Proxy for the Special Meeting the date of that meeting has not been disclosed.

If you have any questions, please feel free to contact me at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John F. Maas w/enclosures

PAYMENTS TO HALE AND AFFILIATES						
YEAR	**2008**	**2007**	**2006**	**2005**	**2004**	**2003**
SALARY	557000	580000	550000	$504,000	$480,000	$425,000
BONUS			151250	$392,120	$244,000	$296,000
OTHER ANNUAL COMPENSATION	24442	26218	19931	$23,374	$20,543	$14,039
3301 BOSTON LEASE					$1,093,054	$1,180,200
1516 BAYLIS STREET			209000	$389,000	$415,993	$305,200
Other space	24000	75000	86000	$83,000	$131,048	$127,000
PURCHASE OF BUILDING				$20,000,000		
BLAST SPONSORSHIP	196000	195000	176000	$150,000	$215,000	$131,500
NAMING RIGHTS	75000	75000	75000	$75,000	$75,000	$75,000
HEADQUARTERS LEASE	2654000	2364000	1091000	$334,000		
TOTAL PAYMENTS	$3,530,442	$3,315,218	$2,358,181	$21,950,494	$2,674,638	$2,553,939
SOURCE: 10K AND PROXY STATEMENTS						

SUMMARY OF HALE COMMENTS RELATED TO ALT A

July 18, 2006

"Our second quarter results were lifted by strong performance in fee-related revenue, particularly strong mortgage banking revenue and continued growth in our consumer finance operations.... We did remain disciplined in both our loan and deposit pricing which allowed us to increase net interest income in the face of the slowdown in balance sheet growth. Maintaining our fee income, pricing discipline and underwriting focus will be key factors in sustaining our earnings momentum, and we remain optimistic about the second half of 2006."

October 17, 2006

"Our year-to-date earnings remained solid in light of the overall real estate slowdown and continued flat yield curve. The third quarter results were negatively impacted by the decline in residential housing, which had an adverse impact on our asset quality measures, revenues and expenses."

December 22, 2006

The deeper inversion of the yield curve over the past several months made the economics of this restructuring more compelling. We expect the restructuring to result in enhancements to our net interest margin, and recover the realized losses from the sales of lower yielding securities in approximately two years."

Mr. Hale continued, "In addition to being a prudent economic transaction, the restructuring will provide an important improvement in our net interest income as our industry moves into a challenging year."

The company expects to record valuation allowances and other reserves relating to residential real estate of $.750-$1.0 million for residential mortgage loans repurchased during the quarter, and estimated future loan repurchases. For the full year 2006, the company expects to report a profit of approximately **$4.0-$4.5 million, including the restructuring charge.**

While management anticipates the previously discussed balance sheet restructuring will provide significant benefits next year, the challenges experienced in the most recent quarter are anticipated to continue into the first half of 2007. In light of the most recent quarter trends and the restructuring, management has revised guidance for earnings per share in 2007 **to a range of $1.10 and $1.25.**

January 30, 2007

"Our results for the fourth quarter were negatively impacted by our previously announced balance sheet restructuring, and significant valuation allowances and secondary marketing reserves related to our mortgage banking activities. Weakness in the residential housing sector has materially impacted our asset quality measures and resulted in slower asset and revenue growth as well. While our results are a reflection of issues facing the banking industry as a whole, they are disappointing and we have taken steps to improve our results in 2007."

April 24, 2007

"Our results for the first quarter have stabilized when compared to the fourth quarter of 2006, but were still disappointing. We continue to be negatively impacted by additional loans placed on non-accrual status, higher charge-offs, and increased costs related to loan workouts. These items are largely related to weaknesses in the residential housing sector in certain geographic markets. We believe we are taking all the necessary steps to work through these challenges."

July 24, 2007

We have been aggressive in identifying the potential loss in our wholesale-originated mortgage products, specifically ALT A financing, which have been repurchased under recourse provisions. Further value declines in Residential Real Estate, particularly in the Northern Virginia region, resulted in the recognition of additional loan loss provisions, valuation reserves, and write-downs on foreclosed real estate totaling $5.0 million for the quarter. **It is important to recognize that this additional loss provision is not the result of increases in the volume of loans repurchased or subject to repurchases, but rather what we believe to be an additional decline in the value of the properties for which we already made loan loss provisions in previous quarters."**

Mr. Hale concluded, "During the quarter, we identified new opportunities for increased efficiency. We have now closed our wholesale lending unit and will realize these cost savings beginning in the third quarter of this year. We are expanding our focus on on-line banking services, and will slow the addition of new branches, locate them in only the most promising markets, and eliminate any poor-performing locations. Additionally, we are aligning our staffing with our new direction, which will be accomplished largely through attrition. We expect the impact of these decisions to be meaningful and positively impact our results for the last quarter of 2007, and more significantly in 2008."

October 23, 2007

Edwin F. Hale, Sr., "During the third quarter we continued to deal aggressively with the well-documented turmoil in local and national residential real estate markets, which is affecting many other financial institutions in the industry. Importantly, **our losses for the quarter primarily reflected further declines in the value of the properties for which we already made loan loss provisions in previous quarters,** and our overall level of non performing assets and delinquent loans decreased compared to the second quarter of 2007. Additionally, losses stemming from writedowns of real estate acquired in foreclose, chargeoffs of residential real estate loans and valuations allowances for repurchased loans and potential loan repurchases narrowed during the quarter. Most significantly, repurchases of delinquent loans declined dramatically during the quarter and we believe we are near if not at the end of our repurchase exposure for ALT A loans originated by our wholesale division, which were the source of our losses."

January 29, 2008

Edwin F. Hale, Sr. said, "Our reported losses narrowed compared the fourth quarter of 2006. We increased our allowance for loan losses significantly in the fourth quarter in recognition of the overall economic uncertainty and unprecedented weakness in the residential real estate sector. We think this is prudent and a necessary action in light of current economic conditions."

Mr. Hale concluded, "As we move into 2008, **we believe our exposure to repurchase of ALT A mortgages is behind us.** We repurchased no loans in the past quarter. We will aggressively work to resolve our existing levels of nonperforming assets and seek to return to profitability.

April 16, 2008

Edwin F. Hale, Sr., said, **"While we experienced further losses related to our ALT-A mortgages** during the first quarter, those losses were lower than previous quarters. Other negative factors for the quarter included a significant negative market valuation charge related to our Federal Home Loan Bank borrowings classified as trading, and a substantial increase in our allowance for loan losses that prudently provides additional reserves in the current uncertain environment. As a result, our 1st quarter loss was somewhat higher than we anticipated. Most significantly, our non-performing ALT A loans decreased when compared to the 4th quarter of 2007 and we repurchased no ALT A loans for the second consecutive quarter.

July 16, 2008

Edwin F. Hale, Sr., said, "Our results for the second quarter improved significantly when compared to the larger losses reported in the second quarter of 2007 and the first quarter of 2008. Declining losses in our ALT-A loan portfolio coupled with stronger revenue increases were primary factors in our improved results."

"During the quarter, we continued to see signs of improvements in our primary operations. Our loans outstanding increased 12% compared to last year, which helped us maintain a solid net interest margin and improve net interest income. Our mortgage divisions increased volumes of originations and revenue with no new repurchase activity, and our consumer finance division continued to improve its profitability and maintain more than acceptable asset quality. However, the impact on our earnings resulting from the high level of non performing loans and the cost to maintain and dispose of foreclosed properties continues to negate our core earnings."

DETAILED ANALYSIS OF ALT A DISCLOSURE

On **July 18, 2006** FMAR issued a press release with the results for the second quarter of 2006 that included the following quote from Edwin F. Hale, Sr., First Mariner's chairman and chief executive officer.

"Our second quarter results were lifted by strong performance in fee-related revenue, particularly strong mortgage banking revenue and continued growth in our consumer finance operations.... We did remain disciplined in both our loan and deposit pricing which allowed us to increase net interest income in the face of the slowdown in balance sheet growth. Maintaining our fee income, pricing discipline and underwriting focus will be key factors in sustaining our earnings momentum, and we remain optimistic about the second half of 2006."

This statement does not mention anything about Alt A loans, it is also important to not the comment about underwriting.

Three months later (**October 17, 2006**), FMAR issued a press release with the results for the third quarter of 2006 that included the following quote from Edwin F. Hale,

"Our year-to-date earnings remained solid in light of the overall real estate slowdown and continued flat yield curve. The third quarter results were negatively impacted by the decline in residential housing, which had an adverse impact on our asset quality measures, revenues and expenses."

At this time there is no mention of Alt A loans.

Only two months later **(12/22/2006)** FMAR issues a press release which contains the following –

FMAR announced today that it has completed a balance sheet restructuring through the sale of investment securities and the repayment of borrowings. The restructuring will significantly enhance future financial performance by reducing the level of lower yielding securities and decreasing the level of higher cost wholesale funding.

Edwin F. Hale, Sr. said, "The deeper inversion of the yield curve over the past several months made the economics of this restructuring more compelling. We expect the restructuring to result in enhancements to our net interest margin, and recover the realized losses from the sales of lower yielding securities in approximately two years."

The restructuring included the sale of approximately $100 million of fixed rate investment securities yielding approximately 3.85%, and extinguishing $100 million of short-term debt currently costing 5.45%. The sale of the securities will result in an approximate realized pretax loss of $3.0 million in the fourth quarter of 2006. The company expects its net interest income to increase in 2007 as a result of the restructuring. The realized loss is expected to have minimal impact on stockholders equity, as the market value of the underlying securities had already been reflected in shareholders equity.

Mr. Hale continued, "In addition to being a prudent economic transaction, the restructuring will provide an important improvement in our net interest income as our industry moves into a challenging year."

Including the impact of the restructuring, management expects the company to report an after tax loss for the quarter of $1.5-$2.0 million. Management cited slower than anticipated loan growth, the inverted yield curve, flattening deposit service charges, and the impact of weakness in the residential housing sector as the significant factors impacting fourth quarter operating results. **The company expects to record valuation allowances and other reserves relating to residential real estate of $.750-$1.0 million for residential mortgage loans repurchased during the quarter, and estimated future loan repurchases.** For the full year 2006, the company expects to report a profit of approximately **$4.0-$4.5 million, including the restructuring charge.**

While management anticipates the previously discussed balance sheet restructuring will provide significant benefits next year, the challenges experienced in the most recent quarter are anticipated to continue into the first half of 2007. In light of the most recent quarter trends and the restructuring, management has revised guidance for earnings per share in **2007 to a range of $1.10 and $1.25.**

It is at this point less than 2 months after the prior statement that Hale mentions something about problem loans. It is also important to note that as of this date, 12/22/2006 that the profit for the year which will end in just 1 week is suppose to be in the range of **$4.0-$4.5 million, including the restructuring charge.**

In the last week of the year apparently all hell broke loose at FMAR.
On **January 30, 2007** FMAR announced

a net loss for the fourth quarter of 2006 of $3.980 million (-$.59 per diluted share) compared to net income for the quarter ended December 31, 2005 of $2.507 million ($.37 per diluted share). For the year ended December 31, 2006, First Mariner reported net income totaling **$1.924 million** ($.29 per diluted share), decreasing from $7.822 million ($1.20 per diluted share) for the same period last year.

Edwin F. Hale said, "Our results for the fourth quarter were negatively impacted by our previously announced balance sheet restructuring, and significant valuation allowances and secondary marketing reserves related to our mortgage banking activities. Weakness in the residential housing sector has materially impacted our asset quality measures and resulted in slower asset and revenue growth as well. While our results are a reflection of issues facing the banking industry as a whole, they are disappointing and we have taken steps to improve our results in 2007."

It is very hard to understand how in a period of a week all this could have happened. It is also important to that Hale does not talk about the repurchase of loans. In this Press Release, FMAR gave the following information:

> First Mariner noted its results for the fourth quarter were lower than previously announced estimates as the company continued to experience a higher level of mortgage loan delinquencies, **increased volume of loans repurchased under recourse provisions,** and potential loan repurchases. Increases in valuation allowances and secondary marketing reserves related to these trends totaled $4.0 million in the fourth quarter and $4.5 million year to date. The valuation and secondary marketing reserves have been established **for second mortgages** originated by First Mariner Bank, and were deemed appropriate by management due to delinquent status, higher loan to value ratios, and recent softness in regional and national housing prices. Valuation reserves on both existing 90-day delinquent second mortgages, and expected first quarter repurchases totaled $3.133 million. **The company has estimated an additional $2.0 million of second mortgages originated in 2006 will be repurchased** throughout the remainder of 2007 (based upon recent repurchase experience), and has established a secondary marketing reserve of $1.0 million for the estimated repurchase related to these loans. Period end valuation allowances and reserves of $4.1 million are in addition to the company's allowance for loan losses of $12.4 million.

At this point FMAR is starting to provide more information but it is hard to believe that this all occurred within a week. It is also significant that they have not used the term Alt A at this point and that they reveal that these are second mortgages. This makes no sense and is completely counter to good underwriting practices which Hale touted earlier. If you look at the typical characteristics of Alt A loans you can see where this does not make any sense for a prudent banker to enter into these transactions

A few of the more important factors are:

- Reduced borrower income and asset documentation (for example, "stated income", "stated assets", "and no income verification")
- Borrower debt to income ratios above what Fannie or Freddie will allow for the borrower credit, assets and type of property being financed
- Credit history with too many problems to qualify for an "agency" loan, but not so many as to require a subprime loan (for example, low scores or serious delinquencies, but no recent charge-offs or bankruptcy)
- Loan to value ratios (percentage of the property price being borrowed) above agency limits for the property, occupancy or borrower characteristics involved

What makes this even worse is that FMAR sold the loans (which would be a good thing) with recourse so they never transferred the liability.

Hale also received bonuses based on income. Yet there really was no income.

On **April 24, 2007** FMAR, announced a net profit for the first quarter of 2007 of $100

> Edwin F. Hale, Sr. said, "Our results for the first quarter have stabilized when compared to the fourth quarter of 2006, but were still disappointing. We continue to be negatively impacted by additional loans placed on non-accrual status, higher charge-offs, and increased costs related to loan workouts. These items are largely related to weaknesses in the residential housing sector in certain geographic markets. We believe we are taking all the necessary steps to work through these challenges."

There is no use of the term Alt A at this point.

On **July 24, 2007** FMAR, announced a net loss for the second quarter of 2007

> Edwin F. Hale, said, "We have been aggressive in identifying the potential loss in our wholesale-originated mortgage products, specifically ALT A financing, which have been repurchased under recourse provisions. Further value declines in Residential Real Estate, particularly in the Northern Virginia region, resulted in the recognition of additional loan loss provisions, valuation reserves, and write-downs on foreclosed real estate totaling $5.0 million for the quarter. **It is important to recognize that this additional loss provision is not the result of increases in the volume of loans repurchased or subject to repurchases, but rather what we believe to be an additional decline in the value of the properties for which we already made loan loss provisions in previous quarters."**
>
> Mr. Hale concluded, "During the quarter, we identified new opportunities for increased efficiency. We have now closed our wholesale lending unit and will realize these cost savings beginning in the third quarter of this year. We are expanding our focus on on-line banking services, and will slow the addition of new branches, locate them in only the most promising markets, and eliminate any poor-performing locations. Additionally, we are aligning our staffing with our new direction, which will be accomplished largely through attrition. We expect the impact of these decisions to be meaningful and positively impact our results for the last quarter of 2007, and more significantly in 2008."

Now all of the sudden we see the use of the term Alt A. and the losses just keep on piling up.

The Bank also reported the following:

> First Mariner noted in its results for the fourth quarter of 2006 that it recognized $4.5 million in secondary marketing reserves and valuation allowances for loans repurchased under recourse provisions and potential loan repurchases... The recent loans requiring repurchase were "ALT A" loans that have higher original loan to value ratios and were primarily originated in 2006. **The loans are being repurchased due to delinquent payments by the borrower within the first 90 days of the loans term.** Reserves established during 2006 for these loans approximated 10% of the principal amount of the anticipated repurchases. Throughout the first two quarters of 2007, the Company has repurchased a significant portion of the anticipated buybacks and progressed through the collection process. Throughout this time, declines in real estate values have continued, and the Company provided for an additional 12% of its anticipated exposure during this quarter to reflect the further value reductions and its experience with properties that have been foreclosed upon and are awaiting sale. Of the loans repurchased, approximately 50% of the loans are for single family residential properties located in Northern Virginia, with the remainder made up of single-family properties in various other states. Second quarter results were dramatically impacted due to additions to the loan loss provision of $1.9 million for loans repurchased prior to the second quarter of 2007, $834 thousand in valuation adjustments for loans foreclosed upon and awaiting sale, and $2.3 million for valuation loans for loans repurchased during the quarter and for remaining potential repurchases. Management discontinued its offering of ALT-A loans through its wholesale lending division at the end of 2006 and believes its exposure to and resolution of its repurchase provisions for these products to be completed by the end of the third quarter. More recently, the Company has decided to close its wholesale lending operation. The credit performance of the company's retail originations has remained strong. Throughout this period, management has taken steps **to modify underwriting guidelines and strengthen borrower qualification terms.**

At this point we are told that the Alt A loans were repurchased because within the first 90 days, the borrowers went into default. This is very hard to believe if any semblance of prudent underwriting procedures were used. As you will see in the subsequent reports the problem will continue to escalate.

On **October 23, 2007** FMAR announced a net loss for the third quarter of 2007 of $3.582 million

> Edwin F. Hale, Sr., "During the third quarter we continued to deal aggressively with the well-documented turmoil in local and national residential real estate markets, which is affecting many other financial institutions in the industry. Importantly, **our losses for the quarter primarily reflected further declines in the value of the properties for which we already made loan loss provisions in previous quarters,** and our overall level of non performing assets and delinquent loans decreased compared to the second quarter of 2007. Additionally, losses stemming from writedowns of real estate acquired in foreclose, chargeoffs of residential real estate loans and valuations allowances for repurchased loans and potential loan repurchases narrowed during the quarter. Most significantly, repurchases of delinquent loans declined dramatically during the quarter and we believe we are near if not at the end of our repurchase exposure for ALT A loans originated by our wholesale division, which were the source of our losses."

The Bank also reported the following:

> During 2007, repurchase recourse provisions increased dramatically. The loans requiring repurchase were "ALT A" loans that have higher original loan to value ratios and were primarily originated in 2006 **and were repurchased due to delinquent payments by the borrower within the first 90 days of the loans term.** During the first two quarters of 2007, the Company has repurchased a significant portion of the anticipated buybacks and progressed through the collection process. As declines in real estate values have continued, the Company has provided for additional reserves for its anticipated loss exposure. First Mariner results for the third quarter of 2007 included approximately $4.1 million in losses relating to its exposure to ALT A residential loans originated by its wholesale division. These charges included $2.0 million for the writedown of foreclosed assets awaiting sales, $1.0 million for valuation allowances for loans placed into the company's loan portfolio during the quarter and $1.1 million for the chargeoff of loans previously repurchased. These charges totaled $5.0 million in the second quarter of 2007. At the end of the third quarter, the company had a total $12.1 million of the repurchased loans in foreclosed assets awaiting sale which have been written down to approximately 64% of their original appraised values. Approximately 50% of the loans are for single family residential properties located in Northern Virginia, with the remainder made up of single-family properties in various other states. Additionally, the Company has $6.8 million of ALT A non performing loans with specific reserves totaling $1.8 million (net carrying amount of approximately 74% of original appraised value).

Now they are getting absurd. The bank suffered additional losses for which they had already set up loan loss provisions and this is the same case as in the previous quarter. Also at this time there is an indication that the Alt A problem is near the end.

On January 29, 2008 FMAR announced a net loss for the fourth quarter of 2007 of $2.718.The bank noted that its obligation to repurchase nonperforming ALT A loans from the secondary market has expired and that no further exposure is anticipated. The bank also noted that its mortgage backed investment portfolio has no exposure to investments tied to the sub-prime mortgage market.

Edwin F. Hale, Sr. said, "Our reported losses narrowed compared the fourth quarter of 2006. We increased our allowance for loan losses significantly in the fourth quarter in recognition of the overall economic uncertainty and unprecedented weakness in the residential real estate sector. We think this is prudent and a necessary action in light of current economic conditions."

Mr. Hale concluded, "As we move into 2008, we believe our exposure to repurchase of ALT A mortgages is behind us. We repurchased no loans in the past quarter. We will aggressively work to resolve our existing levels of nonperforming assets and seek to return to profitability.

At this time the Bank also reported the following:

During 2007, repurchase recourse provisions increased dramatically. The loans requiring repurchase were "ALT A" loans that have higher original loan-to-value ratios and were primarily originated in 2006. **These loans were repurchased due to delinquent payments by the borrower within the first 90 days of the loans' term**. During the first two quarters of 2007, the Company repurchased a significant portion of the anticipated buybacks and progressed through the collection process. As declines in real estate values have continued, the Company has provided for additional reserves for its anticipated loss exposure. First Mariner results for the fourth quarter of 2007 included approximately $3.9 million in losses relating to its exposure to ALT A residential loans originated by its wholesale division. These charges included $1.5 million for the writedown of foreclosed assets awaiting sales, $413 thousand for valuation allowances for loans placed into the Company's loan portfolio during the quarter or settled repurchase claims. Approximately $2.0 million in charges are related to charge-offs of existing loans and increases in reserve levels for ALT A which remain in the portfolio. At the end of the fourth quarter, the Company had a total $11.6 million of the repurchased loans in foreclosed assets awaiting sale that have been written down to approximately 60% of their original appraised values. Approximately 55% of the loans are for single-family residential properties located in Northern Virginia, with the remainder made up of single-family properties in other states. Additionally, the Company has $10.5 million of ALT A nonperforming loans in portfolio with specific reserves totaling $3.8 million (approximately 65% of original appraised value).

On **April 16, 2008** FMAR announced a net loss for the first quarter of 2008 of $3.278 million

Edwin F. Hale, Sr., said, "While we experienced further losses related to our ALT-A mortgages during the first quarter, those losses were lower than previous quarters. Other negative factors for the quarter included a significant negative market valuation charge related to our Federal Home Loan Bank borrowings classified as trading, and a substantial increase in our allowance for loan losses that prudently provides additional reserves in the current uncertain environment. As a result, our 1st quarter loss was somewhat higher than we anticipated. Most significantly, our non-performing ALT A loans decreased when compared to the 4th quarter of 2007 and we repurchased no ALT A loans for the second consecutive quarter.

On **07/16/2008** FMAR, announced that its loss for the second quarter of 2008 narrowed to $469 thousand

Edwin F. Hale, Sr., said, "Our results for the second quarter improved significantly when compared to the larger losses reported in the second quarter of 2007 and the first quarter of 2008. Declining losses in our ALT-A loan portfolio coupled with stronger revenue increases were primary factors in our improved results."

"During the quarter, we continued to see signs of improvements in our primary operations. Our loans outstanding increased 12% compared to last year, which helped us maintain a solid net interest margin and improve net interest income. Our mortgage divisions increased volumes of originations and revenue with no new repurchase activity, and our consumer finance division continued to improve its profitability and maintain more than acceptable asset quality. However, the impact on our earnings resulting from the high level of non performing loans and the cost to maintain and dispose of foreclosed properties continues to negate our core earnings."

The Bank also reported the following

First Mariner results for the second quarter of 2008 included approximately $1.8 million in losses relating to its exposure to ALT A residential loans originated by its wholesale division. These charges included $1.025 million for losses on the sales of foreclosed assets or the writedown of foreclosed assets awaiting sales and $747 thousand for the chargeoff of loans previously repurchased or transferred. These charges totaled $2.6 million in the first quarter of 2008, and $5.0 million and second quarter of 2007. At the end of the second quarter, the Company has a total $10.0 million of the ALT A residential loans in foreclosed assets awaiting sale which have been written down to approximately 60% of their original appraised values. Approximately 50% of the loans are for single family residential properties located in Northern Virginia, with the remainder made up of single-family properties in various other states. Additionally, the Company has $7.7 million of ALT A non performing its loan portfolio with specific reserves totaling $1.6 million are being carried at approximately 60% of original appraised value.

Every quarter they say they have no further exposure to Alt A loans yet more losses crop up.

SUPPORTING DOCUMENTATION

Company Release - 07/16/2008 10:37

BALTIMORE, July 16 /PRNewswire-FirstCall/ -- First Mariner Bancorp (Nasdaq: FMAR), parent company of First Mariner Bank and Mariner Finance, LLC, announced that its loss for the second quarter of 2008 narrowed to $469 thousand (-$.07 per diluted share) compared to a reported net loss for the quarter ended June 30, 2007 of $3.864 million (-$.60 per diluted share). For the six months ended June 30, 2008, First Mariner reported a net loss totaling $3.747 million (-$.59 per diluted share), compared to a net loss of $3.764 million (-$.59 per diluted share) for the same period last year. First Mariner reported its total assets ended the second quarter at $1.289 billion.

Edwin F. Hale, Sr., First Mariner's chairman and chief executive officer said, "Our results for the second quarter improved significantly when compared to the larger losses reported in the second quarter of 2007 and the first quarter of 2008. Declining losses in our ALT-A loan portfolio coupled with stronger revenue increases were primary factors in our improved results."

"During the quarter, we continued to see signs of improvements in our primary operations. Our loans outstanding increased 12% compared to last year, which helped us maintain a solid net interest margin and improve net interest income. Our mortgage divisions increased volumes of originations and revenue with no new repurchase activity, and our consumer finance division continued to improve its profitability and maintain more than acceptable asset quality. However, the impact on our earnings resulting from the high level of non performing loans and the cost to maintain and dispose of foreclosed properties continues to negate our core earnings."

ALT A Update

First Mariner results for the second quarter of 2008 included approximately $1.8 million in losses relating to its exposure to ALT A residential loans originated by its wholesale division. These charges included $1.025 million for losses on the sales of foreclosed assets or the writedown of foreclosed assets awaiting sales and $747 thousand for the chargeoff of loans previously repurchased or transferred. These charges totaled $2.6 million in the first quarter of 2008, and $5.0 million and second quarter of 2007. At the end of the second quarter, the Company has a total $10.0 million of the ALT A residential loans in foreclosed assets awaiting sale which have been written down to approximately 60% of their original appraised values. Approximately 50% of the loans are for single family residential properties located in Northern Virginia, with the remainder made up of single-family properties in various other states. Additionally, the Company has $7.7 million of ALT A non performing its loan portfolio with specific reserves totaling $1.6 million are being carried at approximately 60% of original appraised value.

FIRST MARINER REPORTS 1st QUARTER RESULTS

(April 16, 2008) – First Mariner Bancorp (Nasdaq: FMAR), parent company of **First Mariner Bank and Mariner Finance, LLC**, today announced a net loss for the first quarter of 2008 of $3.278 million (-$.52 per diluted share) compared to a net profit for the quarter ended March 31, 2007 of $100 thousand ($.02 per diluted share). First Mariner reported its total assets ended the first quarter at $1.284 billion, up 2% from 1.262 billion at March 31, 2007.

Edwin F. Hale, Sr., Chairman and Chief Executive Officer said, "We maintained our well capitalized status despite the 1st quarter loss and did see improvement in many areas of our operating performance. Our net interest margin increased to 4.36% during the 1st quarter, despite the unusually high level of nonperforming assets. Mariner Finance reported another profitable quarter, our service charges and ATM fees increased, and deposits grew compared to the same period last year."

Mr. Hale continued, "While we experienced further losses related to our ALT-A mortgages during the first quarter, those losses were lower than previous quarters. Other negative factors for the quarter included a significant negative market valuation charge related to our Federal Home Loan Bank borrowings classified as trading, and a substantial increase in our allowance for loan losses that prudently provides additional reserves in the current uncertain environment. As a result, our 1st quarter loss was somewhat higher than we anticipated. Most significantly, our non-performing ALT A loans decreased when compared to the 4th quarter of 2007 and we repurchased no ALT A loans for the second consecutive quarter. Overall, we are disappointed with our results and will continue to direct our efforts to improve our operating efficiency and return to profitability."

FIRST MARINER REPORTS 2007 RESULTS
Book Value ends 2007 at $10.17

(January 29, 2008) – First Mariner Bancorp (Nasdaq: FMAR), parent company of **First Mariner Bank and Mariner Finance, LLC**, today announced a net loss for the fourth quarter of 2007 of $2.718 million (-$.43 per diluted share) compared to a net loss for the quarter ended December 31, 2006 of $3.980 million (-$.63 per diluted share). For the year ended December 31, 2007, First Mariner reported a net loss totaling $10.063 million (-$1.57 per diluted share), compared with a profit of $1.924 million ($.29 per diluted share) for last year. First Mariner reported its total assets ended the fourth quarter at $1.247 billion. The bank noted that its obligation to repurchase nonperforming ALT A loans from the secondary market has expired and that no further exposure is anticipated. The bank also noted that its mortgage backed investment portfolio has no exposure to investments tied to the sub-prime mortgage market.

Despite the losses, all of First Mariner's capital ratios continue to exceed levels to qualify for "Well Capitalized" status under current regulatory definitions. Capital Ratios declined compared to last year and ended the quarter as follows: Leverage Ratio = 6.9%; Tier 1 risk-based ratio = 8.2%; Total Capital Ratio = 14.2%.

Edwin F. Hale, Sr., First Mariner's chairman and chief executive officer said, "Our reported losses narrowed compared the fourth quarter of 2006. We increased our allowance for loan losses significantly in the fourth quarter in recognition of the overall economic uncertainty and unprecedented weakness in the residential real estate sector. We think this is prudent and a necessary action in light of current economic conditions."

Mr. Hale concluded, "As we move into 2008, we believe our exposure to repurchase of ALT A mortgages is behind us. We repurchased no loans in the past quarter. We will aggressively work to resolve our existing levels of nonperforming assets and seek to return to profitability. While the overall economy has been uncertain, we do see encouraging signs in our business. Increases in operating expenses continue to moderate, and we expect to see benefits from the cost saving initiatives enacted earlier this year in our 2008 results. Our net interest margin remained in excess of 4.0% in the past quarter, and should expand if we are successful in lowering our nonperforming assets. Our consumer finance unit, Mariner Finance, continues to post strong profits, and our loans outstanding have increased for two consecutive quarters. In spite of the losses recorded this year, our capital levels remain strong, allowing us to continue to work through the current challenges, and provide support for growth in 2008."

FIRST MARINER REPORTS 3rd QUARTER RESULTS
Book Value ends Quarter at $10.79 per share

Baltimore, MD (October 23, 2007) -- First Mariner Bancorp (Nasdaq: FMAR), parent company of **First Mariner Bank** and **Finance Maryland, LLC,** today announced a net loss for the third quarter of 2007 of $3.582 million (-$.56 per diluted share) compared to net income for the quarter ended September 30, 2006 of $2.043 million ($.31 per diluted share). For the nine months ended September 30, 2007, First Mariner reported a net loss totaling $7.346 million (-$1.14 per diluted share), decreasing from a profit of $5.904 million ($.89 per diluted share) for the same period last year. First Mariner reported its total assets ended the third quarter of 2007 at $1.246 billion.

Edwin F. Hale, Sr., First Mariner's chairman and chief executive officer said, "During the third quarter we continued to deal aggressively with the well-documented turmoil in local and national residential real estate markets, which is affecting many other financial institutions in the industry. Importantly, our losses for the quarter primarily reflected further declines in the value of the properties for which we already made loan loss provisions in previous quarters, and our overall level of non performing assets and delinquent loans decreased compared to the second quarter of 2007. Additionally, losses stemming from writedowns of real estate acquired in foreclose, chargeoffs of residential real estate loans, and valuations allowances for repurchased loans and potential loan repurchases narrowed during the quarter. Most significantly, repurchases of delinquent loans declined dramatically during the quarter and we believe we are near if not at the end of our repurchase exposure for ALT A loans originated by our wholesale division, which were the source of our losses."

Mr. Hale concluded, "As we move into the fourth quarter of 2007, we are experiencing some positive trends in our operating performance. Our increases in operating expenses have moderated, and we expect to see more benefit from the cost-saving initiatives enacted earlier this year impact our fourth quarter results. Our net interest margin was 3.93% during the quarter, despite the abnormally high level of nonperforming assets. Our consumer finance unit, Mariner Finance reported another profitable quarter, loans outstanding increased, and revenues from the sales of mortgage loans and commissions earned from the sales of investment products increased compared to the second quarter . In spite of the losses recorded this year, our capital levels remain strong, allowing us to continue to work through the current challenges, and position ourselves for improving performance in 2008."

FIRST MARINER REPORTS 2nd QUARTER RESULTS

Book Value ends Quarter at $11.40 per share

Baltimore, MD (July 24, 2007) -- First Mariner Bancorp (Nasdaq: FMAR), parent company of **First Mariner Bank** and **Finance Maryland, LLC,** today announced a net loss for the second quarter of 2007 of $3.865 million (-$.59 per diluted share) compared to net income for the quarter ended June 30, 2006 of

$2.201 million ($.33 per diluted share). For the six months ended June 30, 2007, First Mariner reported a net loss totaling $3.765 million ($.59 per diluted share), decreasing from a profit of $3.861 million ($.58 per diluted share) for the same period last year. First Mariner reported its total assets ended the second quarter at $1.252 billion.

Edwin F. Hale, Sr., First Mariner's chairman and chief executive officer said, "We have been aggressive in identifying the potential loss in our wholesale-originated mortgage products, specifically ALT A financing, which have been repurchased under recourse provisions. Further value declines in Residential Real Estate, particularly in the Northern Virginia region, resulted in the recognition of additional loan loss provisions, valuation reserves, and write-downs on foreclosed real estate totaling $5.0 million for the quarter. It is important to recognize that this additional loss provision is not the result of increases in the volume of loans repurchased or subject to repurchases, but rather what we believe to be an additional decline in the value of the properties for which we already made loan loss provisions in previous quarters."

"Despite the challenges arising from wholesale mortgage lending, we are seeing strong performance in our reverse mortgage lending, consumer finance, and investment/brokerage platforms. Additionally, our capital and stockholders equity levels remain strong and we believe we have an experienced management team that has navigated successfully when previous economic cycles turned challenging."

Mr. Hale concluded, "During the quarter, we identified new opportunities for increased efficiency. We have now closed our wholesale lending unit and will realize these cost savings beginning in the third quarter of this year. We are expanding our focus on on-line banking services, and will slow the addition of new branches, locate them in only the most promising markets, and eliminate any poor-performing locations. Additionally, we are aligning our staffing with our new direction, which will be accomplished largely through attrition. We expect the impact of these decisions to be meaningful and positively impact our results for the last quarter of 2007, and more significantly in 2008."

FIRST MARINER BANCORP REPORTS 1st QUARTER RESULTS

1st Quarter profits lower compared to 2006; Book Value holds at $12 per share

Baltimore, MD (April 24, 2007) -- First Mariner Bancorp (Nasdaq: FMAR), parent company of **First Mariner Bank** and **Finance Maryland, LLC**, today announced a net profit for the first quarter of 2007 of $100 thousand ($. 02 per diluted share) compared to net income for the quarter ended March 31, 2006 of $1.660 million ($.25 per diluted share). First Mariner reported its total assets ended the first quarter at $1.262 billion.

Edwin F. Hale, Sr., First Mariner's chairman and chief executive officer said, "Our results for the first quarter have stabilized when compared to the fourth quarter of 2006, but were still disappointing. We continue to be negatively impacted by additional loans placed on non-accrual status, higher charge-offs, and increased costs related to loan workouts. These items are largely related to weaknesses in the residential housing sector in certain geographic markets. We believe we are taking all the necessary steps to work through these challenges."

FIRST MARINER REPORTS 2006 RESULTS

Year-to-date earnings $1.9 million; Book Value holds at $12 per share

Baltimore, MD (January 30, 2007) -- First Mariner Bancorp (Nasdaq: FMAR), parent company of **First Mariner Bank** and **Finance Maryland, LLC**, today announced a net loss for the fourth quarter of 2006 of $3.980 million (-$.59 per diluted share) compared to net income for the quarter ended December 31, 2005 of $2.507 million ($.37 per diluted share). For the year ended December 31, 2006, First Mariner reported net income totaling $1.924 million ($.29 per diluted share), decreasing from $7.822 million ($1.20 per diluted share) for the same period last year. First Mariner reported its total assets ended the fourth quarter at $1.262 billion.

Edwin F. Hale, Sr., First Mariner's chairman and chief executive officer said, "Our results for the fourth quarter were negatively impacted by our previously announced balance sheet restructuring, and significant valuation allowances and secondary marketing reserves related to our mortgage banking activities. Weakness in the residential housing sector has materially impacted our asset quality measures and resulted in slower asset and revenue growth as well. While our results are a reflection of issues facing the banking industry as a whole, they are disappointing and we have taken steps to improve our results in 2007."

Company Release - 12/22/2006 16:30

BALTIMORE, Dec. 22 /PRNewswire-FirstCall/ -- First Mariner Bancorp (Nasdaq: FMAR), parent company of First Mariner Bank and Finance Maryland, announced today that it has completed a balance sheet restructuring through the sale of investment securities and the repayment of borrowings. The restructuring will significantly enhance future financial performance by reducing the level of lower yielding securities and decreasing the level of higher cost wholesale funding.

First Mariner's Chairman and Chief Executive Officer Edwin F. Hale, Sr. said, "The deeper inversion of the yield curve over the past several months made the economics of this restructuring more compelling. We expect the restructuring to result in enhancements to our net interest margin, and recover the realized losses from the sales of lower yielding securities in approximately two years."

The restructuring included the sale of approximately $100 million of fixed rate investment securities yielding approximately 3.85%, and extinguishing $100 million of short-term debt currently costing 5.45%. The sale of the securities will result in an approximate realized pretax loss of $3.0 million in the fourth quarter of 2006. The company expects its net interest income to increase in 2007 as a result of the restructuring. The realized loss is expected to have minimal impact on stockholders equity, as the market value of the underlying securities had already been reflected in shareholders equity.

Mr. Hale continued, "In addition to being a prudent economic transaction, the restructuring will provide an important improvement in our net interest income as our industry moves into a challenging year."

Other updates for the quarter

Including the impact of the restructuring, management expects the company to report an after tax loss for the quarter of $1.5-$2.0 million. Management cited slower than anticipated loan growth, the inverted yield curve, flattening deposit service charges, and the impact of weakness in the residential housing sector as the significant factors impacting fourth quarter operating results. The company expects to record valuation allowances and other reserves relating to residential real estate of $.750-$1.0 million for residential mortgage loans repurchased during the quarter, and estimated future loan repurchases. For the full year 2006, the company expects to report a profit of approximately $4.0-$4.5 million, including the restructuring charge.

While management anticipates the previously discussed balance sheet restructuring will provide significant benefits next year, the challenges experienced in the most recent quarter are anticipated to continue into the first half of 2007. In light of the most recent quarter trends and the restructuring, management has revised guidance for earnings per share in 2007 to a range of $1.10 and $1.25.

"We continue to work diligently on strategies which will enhance our performance in 2007, and I believe we remain well positioned to experience future success," Mr. Hale concluded.

FIRST MARINER REPORTS 3RD QUARTER PROFITS

Year-to-date earnings up 11%; Book Value tops $12 per share

Baltimore, MD (October 17, 2006) -- First Mariner Bancorp (Nasdaq: FMAR), parent company of **First Mariner Bank** and **Finance Maryland, LLC**, today announced its net income for the third quarter of 2006 totaled $2.045 million ($.31 per diluted share) compared to net income for the quarter ended September 30, 2005 of $2.213 million ($.34 per diluted share), a decrease of 8%. For the nine month period ended September 30, 2006, net income totaled $5.903 million ($.89 per diluted share), an increase of 11% from $5.315 million ($.82 per diluted share) for the same period last year. First Mariner reported its total assets ended the third quarter at $1.387 billion.

Edwin F. Hale, Sr., First Mariner's chairman and chief executive officer said, "Our year-to-date earnings remained solid in light of the overall real estate slowdown and continued flat yield curve. The third quarter results were negatively impacted by the decline in residential housing, which had an adverse impact on our asset quality measures, revenues and expenses."

FIRST MARINER ANNOUNCES 28% INCREASE IN QUARTERLY PROFITS

Fee revenue increases 32%; Loans grow 6%

Baltimore, MD (July 18, 2006) -- First Mariner Bancorp (Nasdaq: FMAR), parent company of First Mariner Bank and Finance Maryland, LLC, today announced its net income for the second quarter of 2006 grew by 28%, totaling $2.203 million ($.33 per diluted share) compared to net income for the quarter ended June 30, 2005 of $1.727 million ($.27 per diluted share). For the six month period ended June 30, 2006, net income totaled $3.861 million ($.58 per diluted share), an increase of 24% from $3.102 million ($.48 per diluted share) for the same period last year. First Mariner reported its total assets ended the second quarter at $1.397 billion.

Edwin F. Hale, Sr., First Mariner's chairman and chief executive officer said, "Our second quarter results were lifted by strong performance in fee-related revenue, particularly strong mortgage banking revenue and continued growth in our consumer finance operations. Increases in interest rates by the Federal Reserve has begun to dampen loan demand and increased rate competition also impacted our deposit growth. As a result, growth rates in these areas moderated during the quarter. We did remain disciplined in both our loan and deposit pricing which allowed us to increase net interest income in the face of the slowdown in balance sheet growth. Maintaining our fee income, pricing discipline and underwriting focus will be key factors in sustaining our earnings momentum, and we remain optimistic about the second half of 2006."

John Maas

From: Gene Friedman [gfriedman@1stMarinerBank.com]
Sent: Monday, March 24, 2008 1:00 PM
To: John Maas
Subject: Re: Quick Question

No

>>> "John Maas" <John.Maas@jwu.edu> 03/24/08 11:25 AM >>>
Gene, I was wondering if the Bank reimburses or pays any of the expenses related to Mr. Hale's helicopter?

Thanks

John F. Maas CPA, CEPC, CCE
Instructor
College of Culinary Arts
Johnson & Wales University Charlotte
980-598-1475 phone
980-598-1435
John.Maas@jwu.edu
www.jwu.edu/charlotte

John Maas

From: Gene Friedman [GFRIEDMAN@1stmarinerbank.com]
Sent: Tuesday, December 02, 2008 11:13 AM
To: John Maas
Subject: RE: Quick Question
Attachments: DOC120208Nasdaq.pdf

Mr. Maas,

No, I have enclosed a memo from NASDAQ that supports this response.

From: John Maas [mailto:John.Maas@jwu.edu]
Sent: Wednesday, November 26, 2008 11:05 AM
To: Gene Friedman
Subject: Quick Question

Gene, if the stock drops below $1.00 is there any chance that it will be delisted?.

Thanks

John F. Maas CPA, CEPC, CCE

Instructor

College of Culinary Arts

Johnson & Wales University Charlotte

980-598-1475 phone

980-598-1435

John.Maas@jwu.edu

www.jwu.edu/charlotte

John Maas

From: Gene Friedman [gfriedman@1stMarinerBank.com]
Sent: Tuesday, April 17, 2007 2:49 PM
To: John Maas
Subject: Re: Question

I acknowledge receipt of your e-mails. Our outside attorney advised that Regulation FD limits the amount of information we can give out. It requires that such information be distributed to the public in general.
I am waiting for the attorney to tell us what we can do. I will advise.

>>> "John Maas" <John.Maas@jwu.edu> 04/17/07 12:07 PM >>>
Gene, will I be getting an answer to me question? After reviewing the Proxy and 10K I have some more and I would like to know how to get them answered. When I followed the proceedures outlined in the proxy, I never got an answer. So I was wondering if there was a way to get answers.

John F. Maas CPA, CEPC, CCE
Instructor
College of Culinary Arts
Johnson & Wales University Charlotte
980-598-1475 phone
980-598-1435
John.Maas@jwu.edu
www.jwu.edu/charlotte

John Maas

From: John Maas
Sent: Friday, April 03, 2009 1:50 PM
To: Gene Friedman
Subject: Proxy error

Gene, there is an error in the proxy regarding the number of shares I own. I assume that this will be corrected prior to mailing and the filing will also be corrected.

Thanks

John F. Maas CEPC, CCE
Instructor
College of Culinary Arts
Johnson & Wales University Charlotte
980-598-1475 phone
980-598-1435
John.Maas@jwu.edu
www.jwu.edu/charlotte

John Maas

From: John Maas
Sent: Monday, April 06, 2009 8:31 AM
To: Gene Friedman
Subject: RE: Proxy error

5496.413

John F. Maas CEPC, CCE
Instructor
College of Culinary Arts
Johnson & Wales University Charlotte
980-598-1475 phone
980-598-1435
John.Maas@jwu.edu
www.jwu.edu/charlotte

-----Original Message-----
From: Gene Friedman [mailto:GFRIEDMAN@1stmarinerbank.com]
Sent: Monday, April 06, 2009 8:24 AM
To: John Maas
Subject: RE: Proxy error

I apologize. What should the number be?

-----Original Message-----
From: John Maas [mailto:John.Maas@jwu.edu]
Sent: Friday, April 03, 2009 1:50 PM
To: Gene Friedman
Subject: Proxy error

Gene, there is an error in the proxy regarding the number of shares I own. I assume that this will be corrected prior to mailing and the filing will also be corrected.

Thanks

John F. Maas CEPC, CCE
Instructor
College of Culinary Arts
Johnson & Wales University Charlotte
980-598-1475 phone
980-598-1435
John.Maas@jwu.edu
www.jwu.edu/charlotte

John Maas

From: John Maas
Sent: Tuesday, May 05, 2009 12:26 PM
To: Gene Friedman
Subject: Failure to disclose

Gene, please forward this information to the Board. Clearly there are serious problems regarding the credibility of Mr. Hale. This information was in the Daily Record. It is embarrasing .

"Wise would not say whether Silverton's collapse would make its debt-holders more willing to settle with Hale for less than the $10 million he owes, but a foreclosure auction for the Canton Crossing property has been scheduled for June 4.
In addition, Wise's firm has served four writs of garnishment on Hale's salary, which Wise said could skim up to 25 percent of the banker's personal pay for the purpose of paying off the debt.
According to SEC filings, Hale earned a $557,000 base salary last year through his position as CEO of First Mariner Bancorp, but three other companies — First Mariner Bank, Hale Properties LLC and Baltimore Blast Corp. — also cut paychecks for Hale. Those salaries are not required to be made public. "

John F. Maas CEPC, CCE
Instructor
College of Culinary Arts
Johnson & Wales University Charlotte
980-598-1475 phone
980-598-1435
John.Maas@jwu.edu
www.jwu.edu/charlotte

John Maas

From: John Maas
Sent: Friday, August 07, 2009 4:45 PM
To: Gene Friedman
Subject: Electrical Bill

Gene, I was reading an article in the BBJ and I am really confused and maybe you can shed some light on the matter. The article involves Hale's lawsuit. In the article it mentions that ,"Hale claims in his lawsuit that as part of a July 13 default letter sent from Constellation to Hale, the utility says it has the right to cut off power and water to the mixed-use Canton Crossing project if Hale does not pay $493,407 in overdue bills."

I always thought that the Bank owned the building. If that is the case why would there be overdue bills. I would assume that the Bank pays its electric bills. On the other hand did the Bank in some way make payments to Hale and then Hale failed to remit them to Constellation, possibly under the lease arrangements. I have the hardest time understanding all the leases and buildings that involve Hale and the Bank in Canton.

I am sure that there is some logical explanation which I am hoping you can provide.

Thanks for any help you can provide.

John F. Maas CEPC, CCE
Instructor
College of Culinary Arts
Johnson & Wales University Charlotte
980-598-1475 phone
980-598-1435
John.Maas@jwu.edu
www.jwu.edu/charlotte

John F. Maas

*** FISMA & OMB Memorandum M-07-16 ***

July 10, 2007

First Mariner Bancorp
Board of Directors,
1501 South Clinton Street
Baltimore, MD 21224

Dear Members of the Board,

In accordance with the procedure outlined in the Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 I am writing to express my concern that the First Mariner Bancorp Board of Directors, as currently configured, lacks independence from Ed Hale Chairman of the Board, CEO, and the Company's largest shareholder I believe that other shareholders' interests have been surrendered to the self-interests and personal enrichment of Mr. Hale, while shareholder value in general has precipitously eroded.

As you know, I am a long time shareholder of the Bank. Over the past years, as evidenced by the shareholder's proposal which I have submitted I have been very concerned about the Governance of the Bank. It is very obvious from the past performance of the Bank that there are some major problems.

The five-year price performance of stock and its DJ Industry group clearly shows the problem.

Performance During Past:	First Mariner Bancorp	Banks
3 Months	-14.31%	-1.55%
6 Months	-34.45%	-4.51%
Year-to-Date	-34.77%	-5.38%
12 Months	-37.37%	3.63%
2 Years	-25.63%	10.62%
5 Years	3.68%	38.19%

The management team in place is implementing a long-term strategy that IS NOT WORKING. If you understood, even slightly, that your job is not to develop real estate but to build shareholder value this would be patently obvious to you. Instead, your response, like all those that preceded it, confirms every fear I have of Mr. Hale's role in the underperformance of the Bank.

As the Banks performance has deteriorated, Mr. Hale's fortunes have grown. As the stock price has declined Mr. Hale has received tens of millions of dollars in rents, salaries and other benefits from the Bank. The Board has seen fit to employ" ostrich management", burying their collective heads in the sand.

One does not have to search wide and far to see that there are serious issues related to the real estate transactions involving Mr. Hale.

In the 2006 10K, the following statement was made:

" Our occupancy costs for 2006 increased $1.908 or 31.3% compared to 2005, reflecting an increase in lease expense due to additional space occupied for the new executive and administrative offices, increased amortization of property improvements and the expansion of consumer finance operations."

In the 2005 10K the Bank stated<

" Our occupancy costs for 2005 decreased $151,000 or 2.4% compared to 2004, reflecting a decrease in lease expense due to the purchase of our headquarters building in March of 2005.

The problem is even more apparent when you examine the rise of non interest expense versus the rise in net interest income as reflected in the following table:

Year	Non-Interest Expense	Increase over prior year	Net Interest Income	Increase over prior year
2006	$69,159,000	22.75%	$46,951,000	5.66%
2005	$56,340,000	10.63%	$44,436,000	10.54%
2004	$50,926,000	10.99%	$40,198,000	26.11%
2003	$45,883,000	20.83%	$31,875,000	10.63%
2002	$37,973,000	21.33%	$28,813,000	18.82%
2001	$31,296,000		$24,249,000	

I am not alone in my concerns. The recent results of the vote on the Proposal regarding the separation of the positions of Chairman of the Board and Chief Executive Officer clearly shows that a majority of the non-insider shareholders are also concerned. There were 1,725,343 votes in favor of the proposal and 969,249 non directors and executive officers' votes against the proposal. In other words 64% on the non-insider shareholders were in favor of the proposal. That should have been a wake-up call.

Because of the absence of success in generating results, I ask that you, the board of directors, immediately implement appropriate strategic initiatives. Specifically, to explore all strategic alternatives to increase shareholder value, including, but not limited to, the sale of the Bank, sales of assets change in management, etc.

As you explore alternatives, you should be guided by the fact that you represent all shareholders and not just those who happen to be employed by the Bank. Mr. Hale himself has recognized the fact that shareholders deserve a vote. In an interview published in the Baltimore Business Journal - April 12, 2002, Mr. Hale was asked, "Are there any conditions under which you would sell the bank? Mr. Hale replied;

> 'Well, if somebody comes in and offers me a high price, I'll sell it. We have shareholders. We're a public company. I would sell it. But I would take it to the shareholders for their vote.'

I trust that you, as members of the Board, will quickly take steps to do what is best for First Mariner Bancorp's shareholders.

Sincerely,

John F. Maas


1ST MARINER
BANCORP

December 28, 2009

BY OVERNIGHT EXPRESS MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549-3010

Re: Shareholder Proposal Submitted to First Mariner Bancorp by John F. Maas

Ladies and Gentlemen:

On November 24, 2009, First Mariner Bancorp (the "Company") received a proposal via e-mail (the "Proposal") from John F. Maas, *** FISMA & OMB Memorandum M-07-16 *** for inclusion in the proxy materials for the Company's 2010 Annual Meeting of Shareholders (the "2010 Annual Meeting"). The Proposal was submitted to the Company as an attachment to a letter from Mr. Maas dated November 23, 2009 which was submitted by e-mail on November 24, 2009 (the "November Letter"). The November Letter, together with the Proposal and supporting statement (the "Supporting Statement"), is attached hereto as Exhibit A.

On December 23, 2009, the Company received via email a request from Mr. Maas to include the Proposal in the proxy materials for the Company's Special Meeting of Stockholders (the "Special Meeting") currently expected to be held on or about February 10, 2010. The Company filed proxy materials relating the Special Meeting in preliminary form with the Securities and Exchange Commission (the "SEC" or the "Commission") on December 22, 2009. It is anticipated that following the Commission's review of the Special Meeting proxy materials and the resolution of any comments relating to such materials, the Company would print and mail the Special Meeting proxy materials as soon as possible but by no later than January 15, 2010. As such, the Company would appreciate if the staff of the Division of Corporation Finance (the "Division") would consider expedited review of the Company's request to exclude the Proposal from the proxy materials relating to the Special Meeting. In that regard, should the Division concur with our view that the Proposal may be excluded from the proxy materials relating to the Special Meeting under Rule 14a-8(e)(3), we would agree to bifurcate this request and permit the Division to defer consideration of the Company's request to exclude the Proposal from the proxy materials relating to the 2010 Annual Meeting for the reasons set forth herein.

The Company hereby requests confirmation that the Division will not recommend enforcement action if the Company omits the Proposal from its proxy materials for the Special Meeting and the 2010 Annual Meeting for the reasons set forth herein.

General

The Special Meeting is currently expected to be held on or about February 10, 2010. The Company intends to file its definitive proxy materials regarding the Special Meeting as soon as possible but by no later than January 15, 2009 with the SEC and to commence mailing to its shareholders on or about such date. The 2010 Annual Meeting is currently expected to be held on or about May 5, 2010. The Company intends to file its definitive proxy materials with the SEC on or about April 3, 2010 and to commence mailing to its shareholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to Mr. Maas as notice of the Company's intent to omit the Proposal from the Company's proxy materials for the Special Meeting and the 2010 Annual Meeting.

The Proposal

The following is the text of the Proposal and the Supporting Statement as it was submitted:

RESOLVED:

The shareholders of First Mariner Bancorp urge the Board of Directors to adopt a policy that the Chairman of the Board and CEO be two different individuals and the Chairman an independent director, elected by the directors.

SUPPORTING STATEMENT

In May 2009 this proposal received 33.7% of the votes cast.

On 10/13/06 the stock closed at $19.98. On 11/20/2009 it closed at $0.85, a 95.7% decline.

During 2008, 2007, 2006 and 2005 per the Proxy, the Chairman/CEO and affiliated entities, received more than $3,530,442, $3,315,218, $2,358,181, and $21,959,494..

In my opinion, the purpose of the Board of Directors is to provide independent oversight of management. When a person acts as a company's Chairman and CEO, a vital separation of power is eliminated. We as the owners of our company are deprived of a protection against conflicts of interest. If a CEO wants to cover up improprieties and directors disagree, with whom do they lodge complaints? The Chairman?

"You want someone who is not in any way beholden to or answering to the CEO "said Bob Monks, a corporate governance activist who founded Institutional Shareholder Services (*Charlotte Observer*, May 15, 2009)

Andrew Grove, former chairman of Intel, stated "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (*Business Week*, November 11, 2002).

Consider the following reports:

Edwin F. Hale Sr. has defaulted on a $10 million loan taken out to finance Canton Crossing, (*Baltimore Business Journal,* 1/2/2009)

Susquehanna Bank has given Baltimore developer Edwin F. Hale Sr. until July 1 to repay a $4 million loan, marking the third extension since the developer of the First Mariner Tower first defaulted on the loan in June 2008(*Baltimore Business Journal,* 4/24/2009).

The largest of Hale Jr.'s unsecured debts are owed to his father's bank, 1st Mariner, for a $284,378.73 line of credit (*Daily Record*, 10/1/2009)

Morningstar described the connection between the Bank and Mr. Hale as "overly rewarding" and the transactions are, 'too cozy for our taste' (October 16, 2007)

The BBJ in reporting on transactions between Mr. Hale and the Bank on 4/15/2005 stated:

"...new space at Canton Crossing on Boston Street will cost the bank about $25 a square foot...The average asking rents for Class A or prime office space in the city's central business district -- typically the priciest real estate -- were just under $21 a square foot... Real estate on the edges of the city is generally less costly"

The rent is now over $30 a square foot.

The article further stated," First Mariner Bancorp announced it will buy its Canton headquarters from Hale for $20 million. That transaction represented a deal worth $250 per square foot -- a record at the time for Baltimore City office space."

Reasons For Exclusion of Proposal

The Company believes that the Proposal may be properly omitted from the proxy materials for the Special Meeting pursuant to Rules 14a-8(e)(3), 14a-8(i)(3), (i)(6) and (i)(4) and from the proxy materials for the 2010 Annual Meeting pursuant to Rules 14a-8(i)(3), (i)(6) and (i)(4). Rule 14a-8(e)(3) permits a registrant to omit a shareholder proposal relating to a special meeting of shareholders if the proposal is not submitted within a reasonable time before the company begins to print and send its proxy materials. Mr. Maas has not timely submitted the Proposal for inclusion at the special meeting of stockholders. The Proposal was submitted the day after the Company filed its preliminary proxy materials for the Special Meeting, which under the circumstances is not reasonable as required by Rule 14a-8(e)(3). Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the SEC's proxy rules, including Rule 14a-9. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is so inherently vague and indefinite it would be materially misleading and includes materially false or misleading statements in violation of 14a-9. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Proposal as the Company does not have the power to ensure that an independent director be elected and serve as chairman of the board. Moreover, the Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Proposal due to the lack of any provision regarding an exception to, or opportunity or mechanism to cure, a violation of independence standard the Proposal requires. Finally, the Proposal may also be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company and is designed to benefit Mr. Maas or further his personal interest, which benefit or interest is not shared with the other security holders at large.

1. The Proposal may properly be omitted from the Company's Special Meeting proxy materials pursuant to Rule 14a-8(e)(3).

Rule 14a-8(e)(3) requires that a proposal to be presented at any meeting other than an annual meeting be received a reasonable time before the solicitation in connection with such meeting is made. In determining whether a proposal is made within a reasonable time, the fundamental consideration is whether the time of submission of the proposal affords the registrant reasonable time to consider the proposal without causing an excessive delay in the distribution of proxy materials to its shareholders. In previous no-action letters, the SEC has stated that it would not recommend enforcement action against a registrant which did not include in a registrant's definitive proxy materials a stockholder proposal received after the preliminary proxy materials relating to that meeting had been filed with the SEC. See, *e.g.*, *Scudder New Europe Fund, Inc.* (November 6, 1998); *The United Kingdom Fund Inc.* (January 12, 1998); *Public Service Corporation of Colorado* (November 29, 1995); *Mass Mutual Mortgage and Realty Investors* (April 19, 1985); and *Marathon Oil Co.* (January 28, 1982).

Although Rule 14a-8 does not indicate what constitutes a "reasonable time" in the context of a special shareholder meeting, this rule requires that a proposal to be presented at an annual meeting be received by the registrant a minimum of 120 days in advance of the anticipated mailing of proxy materials to shareholders. The proxy materials relating to the Special Meeting are presently anticipated to be mailed as soon as possible but by no later than January 15, 2010. The Company respectfully submits that there is good reason for the 120-day period. Shareholder proposals that are not clearly excludable under a provision of Rule 14a-8 must be thoughtfully analyzed by a registrant and would normally be discussed at a meeting of the registrant's Board of Directors, which would also have an opportunity to review and discuss any statement in opposition. None of this is possible for a shareholder proposal received a few weeks before scheduled printing and mailing.

The Company intends to solicit proxies in connection with the Special Meeting as soon as it has responded to all comments from the Commission on the preliminary proxy materials, which were filed with the SEC on December 22, 2009. Mr. Maas requested that the Proposal be filed with the Special Meeting proxy materials on December 23, 2009, one day after the preliminary proxy materials were filed with the SEC. Mr. Maas knew or should have known of the Company's intention to hold the Special Meeting since December 8, 2009, 14 days before the Company filed the Special Meeting preliminary proxy materials, as that was the date on which the Company filed its registration statement on Form S-1 (the "Form S-1") relating to the transactions described in the Special Meeting proxy materials. The Form S-1 has numerous references to the Special Meeting (see Form S-1, pages 5, 20, 34, 37, 38, 39 and 50).

We also note that Rule 14-8(j) generally requires that the Company must file with the SEC no later than 80 calendar days before it files its definitive proxy materials an explanation of its reasons for excluding a proposal from its proxy materials. Thus, a company would normally have at least 40 days after the receipt of a shareholder proposal before submitting its explanation to the SEC of any decision to exclude a shareholder proposal from its proxy materials. In the present case, the Company anticipates having less than 25 days notice of Mr. Maas' intention to include the Proposal as part of the Special Meeting proxy materials prior to filing its Special Meeting definitive proxy materials, which, the Company believes, does not provide a reasonable time to consider and process the shareholder's request in a proper manner.

For the reasons stated above, the Company does not have a reasonable amount of time to consider, address and oppose the Proposal without causing a significant delay in distributing the proxy materials related to the Special Meeting. Under these circumstances, the Proposal cannot be considered to have been submitted within a reasonable time in advance of the solicitation of proxies in connection with the Special Meeting.

2. The Proposal may properly be omitted from the Company's Special Meeting and 2010 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(3).

(a) The Proposal is vague and indefinite and may therefore properly be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the SEC's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 prohibits (1) the making of false or misleading statements in proxy soliciting materials or (2) the omission of any material fact necessary to make statements contained therein not false or misleading. Under Rule 14a-8(i)(3), the SEC has consistently recognized that a vague and indefinite shareholder proposal is inherently misleading in violation of Rule 14a-9, and is therefore excludable, because shareholders voting on the proposal would not be able to determine with reasonable certainty precisely what action or measures would be required if the proposal is adopted. See *Staff Legal Bulletin No. 14B (CF)* (September 15, 2004); *Wendy's International. Inc.* (February 24, 2006); *Bank of America* (February 17, 2006); *The Ryland Group, Inc.* (January 19, 2005); and *Peoples Energy*, (November 23, 2004). In this context, the SEC has repeatedly found that a proposal is vague and indefinite, and therefore subject to exclusion under Rule 14a-8(i)(3), where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal requests that shareholders "adopt a policy that the Chairman of the Board and CEO be two different individuals and the Chairman an independent director, elected by the directors" (emphasis added). The linchpin of the Proposal is the concept of an "independent" director. However, the Proposal fails to define the standard of independence that would be utilized in selecting a Chairman, rendering the standard of independence and the Proposal subject to varying interpretations. The SEC has repeatedly found the existence of this flaw in similar proposals to be grounds for their exclusion under Rule 14a-8(i)(3). In *The Boeing Corporation*, the SEC found that a proposal requiring that the chairman of the board be independent according to the 2003 Council of Institutional Investors definition was impermissibly vague and indefinite because it failed to disclose to shareholders a sufficient definition of "independent" director that applied. See *The Boeing Corporation* (February 10, 2004); see also *Wyeth* (March 19, 2009); *Citigroup, Inc.* (April 21, 2009); *PG&E Corp.* (March 7, 2008); *Schering-Plough Corp.* (March 7, 2008); and *JPMorgan Chase & Co.* (March 5, 2008) (where proposals to adopt bylaws requiring that an "independent" lead director be elected using the Council of Institutional Investors' standard of independence were excluded under Rule 14a-8(i)(3) as vague and indefinite). The Proposal actually suffers from an even greater defect than the proposals submitted in *Wyeth, Citigroup, PG&E Corp., Schering-Plough Corp., JPMorgan Chase & Co.* and *The Boeing Corporation*. In the cited cases, the shareholders actually identified *some* standard of independence in their proposals (the one set forth "by the Council of Institutional Investors"). In *Wyeth* and *Citigroup*, in an effort to further clarify this standard, the shareholders also included a summary of the Council of Institutional Investors' definition of "independent" ("simply an independent director is a person whose directorship constitutes his or her only connection to the Company"). Nevertheless, the SEC agreed that the standard set forth in each of those proposals was still so vague and indefinite such that shareholders voting on the proposals would be unable to determine what action the proposals would require if they were adopted. The Proposal fails to include any standard of independence at all. Accordingly, as with each of the each of above-cited proposals that were excluded under Rule 14a-8(i)(3), this flaw renders the Proposal so inherently vague and indefinite that it is misleading and therefore may be omitted under Rule 14a-8(i)(3) as a violation of Rule 14a-9.

(b) The Proposal may be omitted under Rule 14a-8(i)(3) because the Proposal and the Supporting Statement contain false and misleading statements in violation of Rule 14a-9.

In addition to being inherently vague and indefinite, the Proposal is also excludable under Rule 14a-8(i)(3), as a violation of Rule 14a-9, because, contrary to the SEC's proxy rules, the following statements included in the Supporting Statement are false, misleading, unsupported and fail to state any material fact necessary to make the statements not false or misleading:

(i) The third sentence of the supporting statement states "During 2008, 2007, 2006 and 2005 per the Proxy, the Chairman/CEO and affiliated entities, received more than $3,530,442, $3,315,218, $2,358,181, and $21,959,494." As drafted this sentence is misleading because it aggregates certain amounts listed in the Company's proxy statements without providing any further information regarding the amounts, what the amounts relate to or where in the proxy statement they are derived from. Moreover, the sentence fails to identify the "affiliated entities" and how much of the listed amounts was received by the "Chairman/CEO" and how much was received by "affiliated entities."

(ii) The second sentence of the fourth paragraph states "When a person acts as a company's Chairman and CEO, a vital separation of power is eliminated." This statement is false and misleading because Mr. Maas provides no factual support for this statement and fails to state that this statement is his opinion. *The SEC determined that a similar sentence Mr. Maas included in his supporting statements to the proposals he submitted for the 2002 and 2004 Annual Meetings may be deleted if not characterized as Mr. Maas' opinion.*

(iii) The second to last sentence of the fourth paragraph states "We as the owners of our company are deprived of a protection against conflicts of interest." This statement is false and misleading as it has no factual support and fails to state that this statement is his opinion. It also ignores the existence of the Company's Executive Code of Conduct and Ethics the ("Code of Ethics"), the Company's obligation to review related party transactions and potential conflicts of interest under NASDAQ Rule 4350(h), and the Federal Reserve Board's Regulation O, which imposes limits on the extent to which the Company's subsidiary, 1st Mariner Bank, can make loans to directors, executive officers and employees. These protections against conflicts of interest are published on page 25 of the Company's proxy statement filed with the SEC on April 3, 2009. The Code of Ethics is also listed on the Company's website (www.1stmarinerbancorp.com, investor relations, corporate governance section) and referenced on page 122 of the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2009. In pertinent part, the Code of Ethics states:

> Directors and executive officers of the Company stand in a fiduciary relationship to the Company. It is a breach of this duty for any such person to take advantage of a business opportunity for his or her own or another's personal profit or benefit when the opportunity is within the line of the Company's business or expectations, and when the opportunity is of present or potential advantage to the Company, unless the Company's Board knowingly elects not to avail itself of

> such opportunity and such person's participation is approved in advance by the Board. Otherwise, if such a person so appropriates such an opportunity, the Company may claim the benefit of the transaction or business from that person.
>
> Any situation that may cause a Director or executive officer to lose objectivity regarding a specific business relationship, in which possible conflicts may occur, must be disclosed to the Audit Committee of the Board of Directors. Any situation that gives that appearance must also be disclosed. The existence of significant interests in the business of a borrower, applicant or other customer of the Bank or other subsidiary of the Company requires immediate reporting to the Audit Committee of the Board of Directors.

We believe that the inherent false and misleading nature of this statement justifies its exclusion in its entirety. *Tthe SEC determined that a similar sentence Mr. Maas included in his supporting statements to the proposals he submitted for the 2002 and 2004 Annual Meetings may be deleted if not characterized as Mr. Maas' opinion.*

(iv) The last sentence of the fourth paragraph states "If a CEO wants to cover up improprieties and directors disagree, with whom do they lodge complaints? The Chairman?" This statement is both false and misleading. First, it suggests that the Board exercises no dominion over its Chairman and Chief Executive Officer. Article III of the Company's Bylaws provide that all officers are subject to removal at any time by the affirmative vote of a majority of the whole Board of Directors, and all officers, agents, and employees shall hold office at the discretion of the Board of Directors or of the officers appointing them. Accordingly, the Board has the ability to remove the Chairman and the Chief Executive Officer were it to determine it was necessary. Second, although disguised in the form of a rhetorical question, this statement baselessly attacks Mr. Hale's character, as well as the character of each of the other Board members, as when taken in the context of the entire supporting statement, it suggests that improprieties exist or have existed at the Company and the Chairman and Chief Executive Officer "has covered them up." It further implies that the other members of the Board of Directors do not have the ability or moral fortitude to address an "impropriety" of which they become aware. At a minimum, this statement is Mr. Maas' opinion. Yet more importantly, this statement falls squarely within Note (b) to Rule 14a-9, which prohibits the inclusion of "[m]aterial which directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" as it directly impugns the character, integrity and personal reputation of Mr. Hale and the other member of the Company Board. See *Staff Legal Bulletin No. 14B (CF)* (September 15, 2004).

(v) The eleventh paragraph states "Morningstar described the connection between the Bank and Mr. Hale as "overly rewarding" and the transactions are, 'too cozy for our taste' (October 16, 2007)." Mr. Maas' use of certain quotes, which appear to be from an October 16, 2007 Morningstar report, are misleading because it is unclear to what transactions the statement relates or the nature or context of the report from which the quotes are cited. In addition, the Morningstar Report is over two years old and relates to certain unknown transactions which obviously occurred before October 16, 2007. As a result, it cannot be determined if Morningstar maintains the position published in the October 16, 2007 report or if Morningstar has since published a report with differing opinions based on more recent facts.

Mr. Maas has attempted to circumvent the SEC's position requiring that proposals and supporting statements either include appropriate citations or factual support or be excluded pursuant to Rule 14a-8(i)(3). See *First Mariner Bancorp* (February 11, 2004); *Alaska Air Group* (March 28, 2003); *Swift Transportation Company, Inc.* (April 1, 2003); *General Electric Company* (January 28, 2003); and *First Mariner Bancorp* (March 20, 2002). As noted above, the foregoing statements are false and misleading in violation of Rule 14a-9 and, therefore, the Proposal may be properly excluded under Rule 14a-8(i)(3) or, in the alternative, the above cited portions of the Supporting Statement may be excluded.

3. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal.

Shareholder proposals may be excluded from proxy statements pursuant to Rule 14a-8(i)(6) "if the company would lack the power or authority to implement the proposal." The SEC has agreed that companies could properly omit proposals calling for an independent board chairman and the separation of the roles of Chairman and Chief Executive Officer under this Rule where the company cannot ensure that an independent director would be: (i) elected to the company's Board of Directors by the company's shareholders, (ii) that one of the independent directors would be elected as chairman of the Board by the Directors, and (iii) that one of the independent Directors would be qualified and willing to serve as Chairman of the Board of the company. See *H.J. Heinz Company* (June 14, 2004); *SouthTrust Corporation* (January 16, 2004); *Bank of America Corporation* (February 24, 2004); *AmSouth Bancorporation* (February 2, 2004); and *Wachovia Corporation* (February 24, 2004). In each of the cited no-action letters, the SEC stated that "in our view, it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." As explained below, the reasons for excluding the proposals in the foregoing cases are equally applicable to the Proposal.

The Company is a Maryland corporation and is subject to the Maryland General Corporation Law ("MGCL"). Pursuant to Section 2-404 of the MGCL, the Company's directors are elected by its shareholders. Although under Section 2-407 of the MGCL vacancies on the Board may be filled by the affirmative vote of the majority of the remaining directors, a person who is appointed as a director to fill a vacancy must stand for election at the next annual meeting of shareholders. Thus, ultimately, the Company's shareholders determine who serves on the Company's Board of Directors. Accordingly, the Company cannot ensure that the shareholders will elect an "independent" director who is willing to undertake the additional duties and obligations inherent in the chairman position.

Rule 14a-8(i)(6) has also repeatedly served as the basis for the exclusion of proposals similar to Mr. Maas' where the proposal requires that the chairman be "independent," but fails to provide any exception to, or opportunity or mechanism to cure, a violation of whatever independence standard the proposal contemplates. In *Cintas Corporation* (August 27, 2004), the shareholder proponent sought to have the board of directors adopt a policy requiring that the chairman of the board of directors be an independent director who has not previously served as an executive officer of the Cintas Corporation. The SEC found that the proposal could be excluded under Rule 14a-8(i)(6) because "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal." The SEC has taken a similar position with respect to other shareholder proposals requiring an independent board chairman, e.g., *Allied Waste Industries, Inc.* (March 21, 2005) (excluding a proposal to amend the company's bylaws to require that an independent director who has not served as the chief executive officer of the company serve as board chair because the proposal did not provide the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal). Just as in *Cintas Corporation* and *Allied Waste*, the Proposal does not provide the Company with an opportunity or mechanism to cure a violation of the independence requirement requested in the Proposal.

Because, the Company cannot ensure that the shareholders will elect an "independent" director who is willing to undertake the additional duties and obligations inherent in the chairman position, and because the Proposal does not provide the Company with an opportunity or mechanism to cure a violation of the independence requirement, the Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal.

4. The Proposal relates to the redress of a personal claim or grievance and may therefore properly be omitted from the Company's Special Meeting and 2010 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(4).

Under Rule 14a-8(i)(4) a registrant may omit a shareholder proposal from its proxy materials if it relates to the redress of a personal claim or grievance against the registrant, or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large.

Mr. Maas has annually submitted shareholder proposals for inclusion in the Company's proxy statement beginning with the Company's 2001 annual meeting of shareholders. The current proposal is nearly identical to the proposal he has submitted each year since 2002. Although Mr. Maas attempts to cloak his personal grievance in a proposal that is couched in general terms, the basis for the Proposal is Mr. Maas' dissatisfaction with the method by which the Company has handled his requests for non-public information and complaints over the past eight years. In addition, as discussed further below, the Proposal and Supporting Statement are but one of many personal attacks Mr. Maas has made against Mr. Hale. As provided in more detail in the Company's January 6, 2004 no-action request letter to the SEC ("2004 No-action Request"), the following is a brief overview of the well-chronicled history of Mr. Maas' actions reflecting his personal grievances towards Mr. Hale and the Company.

- Mr. Maas' Conduct at the 2000 Annual Meeting. At the Company's 2000 Annual Meeting, Mr. Maas presented a number of accusatory questions directed at Mr. Hale and the decisions of and disclosures by the Company's management.

- Mr. Maas' Conduct Following the 2000 Annual Meeting. In August 2000, Mr. Maas attacked the Company's decision to change its independent auditors without seeking shareholder approval, despite the Company being under no requirement to obtain shareholder approval. Thereafter, on several occasions, Mr. Maas demanded that the Company provide him a written explanation of the rationale behind the Company's selection of its new auditors and why shareholder approval was not sought.

- Mr. Maas' 2001 Shareholder Proposal and Conduct at the Annual Meeting. In addition to submitting a shareholder proposal, Mr. Maas revealed a seven page list of questions at the 2001 Annual Meeting, all of which were aimed at embarrassing Mr. Hale. Mr. Maas attempted to embarrass Mr. Hale by demonstrating through his list of questions, that despite the improved financial and operating performance, the Company was not as successful as was reported in the Company's annual report.

- Mr. Maas' Conduct Following the 2001 Annual Meeting. Following the 2001 Annual Meeting, the Company arranged for a private meeting between Mr. Maas and Mark Keidel, the Company's Chief Financial Officer. Mr. Hale also joined the meeting in an effort to address Mr. Maas' concerns. Later that same day, the Company received Mr. Maas' proposal for the 2002 Annual Meeting which sought to separate the position of Chief Executive Officer and Chairman.

- Mr. Maas' Attempts to Obtain Confidential Information. Mr. Maas has also repeatedly attempted to obtain, and has demanded that the Company provide him with, copies of a confidential memorandum of understanding between the Company and its regulators. Despite numerous exchanges informing Mr. Maas that such information was confidential and privileged supervisory information, on September 13, 2001, Mr. Maas called the Company and demanded copies of such agreements and threatened to take legal action if the officers failed to satisfy his request. During another call to the Company seeking confidential information, Mr. Maas referred to a member of the Board as Mr. Hale's "henchman" and told Mr. Keidel that he believes Mr. Hale is not fit to run a public company.

- Mr. Mass' Attempts to Obtain Material Non-Public Information and Insert Himself Into Day to Day Operations of the Bank. Mr. Maas has also sent letters to the Company demanding access to and copies of the Company's internal projections and estimates, and other information, all of which information Mr. Maas has previously been advised is material and non-public. For example, in July 2002, Mr. Maas sent an e-mail to Mr. Keidel with a lengthy list of questions regarding the Company's formation of Finance Maryland, LLC, a consumer finance company, which requested material non-public information. Through 2009, Mr. Maas has sent e-mails to the Company's Secretary regarding Mr. Hale's personal business endeavors that have no connection to the

Company or the Company's subsidiary, 1st Mariner Bank's (the "Bank") operations. The e-mails also continue to question the ordinary business decisions of the Company, including a January 4, 2009 email questioning "why the Bank has not used the Cash Surrender Value of the Bank Owned Life Insurance as a source of liquidity." Mr. Maas has also repeatedly tried to insert himself in the day-to-day operations of the Company through various other requests for material non-public information and questions related to the ordinary business operations of the Company.

- Mr. Maas' Conduct at 2003 Annual Meeting. After the conclusion of the 2003 Annual Meeting, during an attempt to address Mr. Maas' questions, Mr. Maas loudly called Joseph Cicero, the President of the Company, "a liar," insulted him and disparaged his character, in public.

- Mr. Maas' Shareholder Proposals (2001-2009). Mr. Maas has continued to submit proposals seeking the separation of Chairman and CEO despite the Company's stock price more than doubling from $9.40 at December 28, 2001 to $19.98 on October 13, 2006. Despite the rise in the value of the Company's stock over this time period, Mr. Maas submitted shareholder proposals and supporting statements annually, blaming Mr. Hale for what Mr. Maas considered disappointing results and poor business decisions.

- Mr. Maas' attacks against Mr. Hale have continued. In *First Mariner Bancorp* (March 20, 2002) and *First Mariner Bancorp* (February 11, 2004) the SEC found that certain statements Mr. Maas included in his supporting statement were materially false or misleading and required that Mr. Maas revise his supporting statement. Despite the SEC's admonition from engaging in such conduct in 2002 and 2004, Mr. Maas continues to submit annual proposals and supporting statements which the SEC has previously advised him are materially false or misleading statements. Since 2004, the last year that the Company opposed Mr. Maas' proposal, these statements have become increasingly directed at Mr. Hale's personal business, demonstrating that he is not interested in improving corporate governance at the Company, nor is he interested in any benefit to the Company's shareholders, but is interested in personally attacking Mr. Hale. For example, the following statements are included in the Supporting Statement:

  "Edwin F. Hale Sr. has defaulted on a $10 million loan taken out to finance Canton Crossing, (*Baltimore Business Journal*, 1/2/2009)"

  "Susquehanna Bank has given Baltimore developer Edwin F. Hale Sr. until July 1 to repay a $4 million loan, marking the third extension since the developer of the First Mariner Tower first defaulted on the loan in June 2008 (*Baltimore Business Journal*, 4/24/2009)."

These statements do not relate to corporate governance nor do they relate to any transaction between the Company and Mr. Hale, but instead relate to other businesses in which Mr. Hale has a stake. Not only are these statements indicative of Mr. Maas' personal grievance, but these statements are irrelevant to the subject matter of the proposal and are excludable. See *Staff Legal Bulletin No. 14B (CF)* (September 15, 2004).

These statements, when considered in connection with the totality of Mr. Maas' correspondence over the past eight years and Mr. Maas' continued disregard for the SEC's instructions, support the Company's position that the Proposal is a mere pretext for a personal grievance that may be omitted from the Company's proxy materials under the authority of Rule 14a-8(i)(4).

Conclusion

Based on the foregoing analysis, the Company believes that the Proposal may be properly excluded from proxy materials for the Special Meeting pursuant to Rules 14a-8(e)(3), 14a-8(i)(3), (i)(6) and (i)(4) and from the proxy materials for the 2010 Annual Meeting pursuant to Rules 14a-8(i)(3), (i)(6) and (i)(4). The Company respectfully requests that the SEC concur that it will take no action if the Company excludes the Proposal from the proxy materials for the Special Meeting and the 2010 Annual Meeting. The Company further requests that the Division waive the 80-day filing requirement set forth in Rule 14a-8(j) and consider this submission timely with respect to its request to omit the Proposal from the proxy materials relating to the Special Meeting. As stated above, the Company intends to file definitive copies of the proxy materials relating to the Special Meeting with the SEC as soon as practicable after responding to the comments of the Division to the preliminary Special Meeting proxy materials. Accordingly, the Company requests relief from and waiver of such 80-day filing requirement.

* * * *

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. We would be happy to provide you with any additional information and address any questions you may have regarding this submission. If we can be of any further assistance in this matter, please contact the undersigned at 410-558-4169.

Sincerely yours,

FIRST MARINER BANCORP



Eugene A. Friedman
Secretary

cc: John F. Maas

John F. Maas

*** FISMA & OMB Memorandum M-07-16 ***

November 23, 2009

Board of Directors
1st Mariner Bancorp
Eugene Friedman, Secretary
1501 South Clinton Street (16th floor)
Baltimore, Maryland 21224

Dear Mr. Friedman, I am the beneficial owner of more than 5,000 shares of First Mariner Bancorp. I have been a shareholder for more than one year. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 as amended, I am submitting the enclosed Stockholder Proposal and Supporting Statement for inclusion in the proxy statement to be voted by the stockholders at the Annual Meeting of Stockholders to be held in May 2010 or thereabouts.

Enclosed is a letter from Fidelity Investments verifying my beneficial interest in the stock. There have been no changes in my holdings since the date of the letter with the exception of the purchase of 1,000 shares on 12/19/2008. This purchase is reflected in the Roth IRA account. Enclosed are copies of the account statements showing the holdings as of 11/21/2009.

It is my intention at this time to hold the First Mariner stock through the date of the next Annual Meeting.

If you have any questions or would like to discuss the proposal, please do not hesitate to contact me.

Sincerely,

John F. Maas

Cc. U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0213

RESOLVED:

The shareholders of First Mariner Bancorp urge the Board of Directors to adopt a policy that the Chairman of the Board and CEO be two different individuals and the Chairman an independent director, elected by the directors.

SUPPORTING STATEMENT

In May 2009 this proposal received 33.7% of the votes cast.

On 10/13/06 the stock closed at $19.98. On 11/20/2009 it closed at $0.85, a 95.7% decline.

During 2008, 2007, 2006 and 2005 per the Proxy, the Chairman/CEO and affiliated entities, received more than $3,530,442,$3,315,218, $2,358,181, and $21,959,494..

In my opinion, the purpose of the Board of Directors is to provide independent oversight of management. When a person acts as a company's Chairman and CEO, a vital separation of power is eliminated. We as the owners of our company are deprived of a protection against conflicts of interest. If a CEO wants to cover up improprieties and directors disagree, with whom do they lodge complaints? The Chairman?

"You want someone who is not in any way beholden to or answering to the CEO "said Bob Monks, a corporate governance activist who founded Institutional Shareholder Services (*Charlotte Observer*, May 15, 2009)

Andrew Grove, former chairman of Intel, stated "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (*Business Week*, November 11, 2002).

Consider the following reports:

Edwin F. Hale Sr. has defaulted on a $10 million loan taken out to finance Canton Crossing, (*Baltimore Business Journal*, 1/2/2009)

Susquehanna Bank has given Baltimore developer Edwin F. Hale Sr. until July 1 to repay a $4 million loan, marking the third extension since the developer of the First Mariner Tower first defaulted on the loan in June 2008(*Baltimore Business Journal*, 4/24/2009).

The largest of Hale Jr.'s unsecured debts are owed to his father's bank, 1st Mariner, for a $284,378.73 line of credit (*Daily Record*, 10/1/2009)

Morningstar described the connection between the Bank and Mr. Hale as "overly rewarding" and the transactions are, 'too cozy for our taste' (October 16, 2007)

The BBJ in reporting on transactions between Mr. Hale and the Bank on 4/15/2005 stated:

"...new space at Canton Crossing on Boston Street will cost the bank about $25 a square foot...The average asking rents for Class A or prime office space in the city's central business district -- typically the priciest real estate -- were just under $21 a square foot... Real estate on the edges of the city is generally less costly"

The rent is now over $30 a square foot.

The article further stated," First Mariner Bancorp announced it will buy its Canton headquarters from Hale for $20 million. That transaction represented a deal worth $250 per square foot -- a record at the time for Baltimore City office space."